Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BY-LAWS

OF

AOL INC.

Pursuant to the approval granted by the Board of Directors of AOL Inc. (the “Corporation”), in a meeting held on May 11, 2015, and the subsequent resolution contained in the minutes of the meeting of the same date, the Amended and Restated By-Laws (“By-laws”) of the Corporation were amended as follows, effective as of the date set forth below:

RESOLVED, that Article VII of the Corporation’s By-laws be, and hereby is, amended to include the addition of the following Section:

“SECTION 8. Exclusive Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of Delaware or the Certificate or these Amended and Restated By-laws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).”

Except as specifically amended herein, all other terms and conditions of the By-laws shall remain the same and in full force and effect.

May 12, 2015	/s/ Julie Jacobs
Julie Jacobs
Executive Vice President, General Counsel & Corporate Secretary